FIRST PACTRUST BANCORP, INC.

ARTICLES OF AMENDMENT

First PacTrust Bancorp, Inc., a Maryland corporation, having its principal office in the State of Maryland in Baltimore, Maryland (which is hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The Charter of the Corporation is hereby amended by changing the first two sentences of Section A of Article 6 to read as follows:

“ARTICLE 6.

                      A.        Capital Stock. The total number of shares of capital stock of all classes which the Corporation has authority to issue is two hundred fifty million (250,000,000) shares, classified as follows:

                             1.        Fifty million (50,000,000) shares of preferred stock, par value one cent ($.01) per share (the “Preferred Stock”); and

                             2.        Two hundred million (200,000,000) shares of common stock, par value one cent ($.01) per share (the “Common Stock”).

The aggregate par value of all the authorized shares of capital stock is two million five hundred thousand dollars ($2,500,000).”

SECOND: The amendment to the Charter of the Corporation as set forth above was approved by a majority of the entire Board of Directors of the Corporation. The amendment is limited to a change expressly authorized by Section 2-105(a)(13) of the Maryland General Corporation Law (the “MGCL”) to be made without action by the Corporation’s stockholders.

THIRD: Immediately before the amendment to the Charter of the Corporation as set forth above, the total number of shares of capital stock of all classes which the Corporation had authority to issue was twenty-five million (25,000,000), with five million (5,000,000) of such shares classified as preferred stock, par value one cent ($.01) per share, and twenty million (20,000,000) of such shares classified as common stock, par value one cent ($.01) per share, and the aggregate par value of all the authorized shares of capital stock was two hundred fifty thousand dollars ($250,000). As amended by the amendment to the Charter of the Corporation set forth above, the total number of shares of capital stock of all classes which the Corporation has authority to issue is two hundred fifty million (250,000,000), with fifty million (50,000,000) of such shares classified as preferred stock, par value one cent ($.01) per share, and two hundred million (200,000,000) of such shares classified as common stock, par value one cent ($.01) per share, and the aggregate par value of all the authorized shares of capital stock is two million five hundred thousand dollars ($2,500,000).

FOURTH: The information required by Section 2-607(b)(2)(i) of the MGCL was not changed by the amendment to the Charter of the Corporation as set forth above.

FIFTH: The undersigned President and Chief Executive Officer acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned President and Chief Executive Officer acknowledges that to the best of his knowledge, information and belief these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to by signed in its name and on its behalf by its President and Chief Executive Officer and attested to by its Executive Vice President, Secretary and Treasurer as of the 28th day of February, 2011.

ATTEST:	FIRST PACTRUST BANCORP, INC.
/s/ James P. Sheehy	By:	/s/ Gregory A. Mitchell

James P. Sheehy		Gregory A. Mitchell
Executive Vice President, Secretary and Treasurer		President and Chief Executive Officer